MERRILL LYNCH DEPOSITOR, INC.

November 6, 2012

Via E-mail

Rolaine S. Bancroft

Senior Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Merrill Lynch Depositor, Inc. Registration Statement on Form S-3 Filed June 15, 2012 File No. 333-182150

Dear Mr. Bancroft:

Set forth below are the responses of Merrill Lynch Depositor, Inc. (the “Depositor”) to comments of the Securities and Exchange Commission (the “Commission”) received by letter dated October 9, 2012, in respect of the Depositor’s Registration on Form S-3 (the “Registration Statement”) filed by the Depositor on June 15, 2012 and Amendment No. 1 to the Registration Statement, filed on September 26, 2012.

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we will provide blackline versions of the filing to you by e-mail, marked to show all changes made since the filing of Amendment No. 1 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Commission’s corresponding comment in bold, italicized text.

Securities and Exchange Commission

November 6, 2012

Prospectus Supplement

Matters under the Dodd-Frank Wall Street Reform and Consumer Protection Act, page S-22

1.	We note you added disclosure to the prospectus supplement in response to comment 1 from our letter dated July 13, 2012. This disclosure indicates that the depositor reviewed “the disclosure” regarding the underlying securities and limited their review of the assets to “confirming whether the underlying securities satisfy the conditions of Rule 190 and reviewing “certain material terms” of the securities. It is unclear how the “limited” review conducted with respect to the underlying securities relates to the required disclosure regarding the asset. Please revise each prospectus supplement to clarify how the review conducted of the underlying securities related to the disclosure regarding the securities. See Securities Act Rule 193 and the Instruction to Item 1111(a)(7) of Regulation AB.

RESPONSE:

We acknowledge the Commission’s comment and have modified the disclosure in each prospectus supplement regarding the nature of the review of the assets conducted. Please see pages S-22 and S-38 of the Prospectus Supplement, pages S-20 and S-36 of the Prospectus Supplement (Class A) and pages S-20 and S-36 of the Prospectus Supplement (Class B) in Amendment No. 2.

Item 17, Undertaking, page II-3

2.	We note that you included the undertaking under Item 512(l) of Regulation S-K which addresses the filing of static pool information required by Item 1105 of Regulation AB on an Internet Web site. We note that the accommodation to file the information required by Item 1105 on an Internet Web site only applies for filings with respect to asset-backed securities filed on or before June 30, 2012. See Rule 312 of Regulation S-T. Please revise your registration statement to remove this undertaking or tell us why it is not appropriate for you to do so.

RESPONSE:

We acknowledge the Commission’s comment and have revised the disclosure to remove the above referenced statement. Please see page II-3 of Amendment No. 2.

* * * * *

Securities and Exchange Commission

November 6, 2012

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Commission, please contact Michael A. Mazzuchi of Cleary Gottlieb Steen & Hamilton LLP at (202) 974-1572.

Very truly yours,
MERRILL LYNCH DEPOSITOR, INC.

By:	/s/ Dylan Lohonen
Name:	Dylan Lohonen
Title:	President, Principal Executive Officer, and Chairman of the Board of Directors